EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 8 to the Registration Statement of Hyde Park Acquisition Corp. II (a company in the development stage) (the “Company”) on Form S-1, File No. 333-174030, of our report dated May 16, 2012 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Hyde Park Acquisition Corp. II (a company in the development stage) as of December 31, 2011 and for the period from February 24, 2011 (inception) through December 31, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

New York, NY

July 23, 2012